UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 13, 2015

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE,	NEATHOUSE PLACE, LONDON,
VICTORIA 3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

Release Time	IMMEDIATE

Date	13 November 2015

Number	26/15

UPDATE: INCIDENT AT SAMARCO

This update provides further information on the incident at the Samarco Mineração S.A (Samarco) iron ore operation in Minas Gerais, Brazil on Thursday, 5 November 2015. Each of BHP Billiton and Vale holds a 50 percent interest in Samarco.

Samarco has advised that, at this stage, there are nine fatalities. Samarco has also advised that four people previously unaccounted for have been found and 19 people remain unaccounted for.

We offer our deepest sympathies to the families and friends of those who have died as a result of this tragic incident.

BHP Billiton’s immediate priority is the welfare of the Samarco workforce and the community. The local authorities have advised that through the emergency response, 637 people have been evacuated and temporary accommodation has been provided. Samarco and authorities are providing water and food aid to affected communities.

BHP Billiton and Vale have pledged to support Samarco in establishing an emergency fund for community support and rebuilding works. It is our intention to work with the authorities to ensure that this fund is functioning as soon as practicable.

Minimising the environmental impact of this incident is also a priority and an Environmental Recovery Plan is to be developed by Samarco with the support of an external expert.

At this stage, the tailings extend 440 kilometres downstream and 11 communities have been affected. Samarco has put in place a water monitoring program for the ongoing analysis of the water quality of the Gualaxo do Norte, Carmo and Doce Rivers. Samarco is working with relevant authorities to manage river water quality and ensure availability of potable water.

Samarco employees have been put on paid leave and options are being considered by Samarco for managing the workforce longer term.

Samarco is continuing to monitor the impacted tailings facilities, including the Germano dam. In conjunction with independent experts, Samarco is developing a plan to reinforce the dam structures and stabilise the area.

Samarco operations were immediately stopped following the incident and Samarco’s operating licence has been suspended. The Samarco operations will remain suspended as authorities commence investigations and rectification work plans are developed.

Samarco and representatives of BHP Billiton and Vale are meeting with lead insurers in Brazil this week.

Further updates will be provided when information becomes available.

Further information on BHP Billiton can be found at: www.bhpbilliton.com.

Media Relations	Investor Relations

Australia	Australia

Emily Perry	Tara Dines
Tel: +61 3 9609 2800 Mobile: +61 477 325 803	Tel: +61 3 9609 2222 Mobile: +61 499 249 005
email: Emily.Perry@bhpbilliton.com	email: Tara.Dines@bhpbilliton.com

Paul Hitchins	Andrew Gunn
Tel: + 61 3 9609 2592 Mobile: + 61 419 315 001	Tel: +61 3 9609 3575 Mobile: +61 402 087 354
email: Paul.Hitchins@bhpbilliton.com	email: Andrew.Gunn@bhpbilliton.com

Eleanor Nichols	United Kingdom and South Africa
Tel: +61 3 9609 2360 Mobile: +61 407 064 748
email: Eleanor.Nichols@bhpbilliton.com	Jonathan Price
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
United Kingdom and Americas	email: Jonathan.H.Price@bhpbilliton.com

Ruban Yogarajah	Dean Simon
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022	Tel: +44 20 7802 7461 Mobile: +44 7717 511 193
email: Ruban.Yogarajah@bhpbilliton.com	email: Dean.Simon@bhpbilliton.com

Jennifer White	Americas
Tel: +44 20 7802 7462 Mobile: +44 7827 253 764
email: Jennifer.White@bhpbilliton.com	James Agar
Tel: +1 212 310 1421 Mobile: +1 347 882 3011
email: James.Agar@bhpbilliton.com

Joseph Suarez
Tel: +1 212 310 1422 Mobile: +1 646 400 3803
email: Joseph.Suarez@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077	BHP Billiton Plc Registration number 3196209
Registered in Australia	Registered in England and Wales
Registered Office: Level 16, 171 Collins Street	Registered Office: Neathouse Place
Melbourne Victoria 3000 Australia	London SW1V 1LH United Kingdom
Tel +61 1300 55 4757 Fax +61 3 9609 3015	Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date:	November 13, 2015	By:	/s/ Rachel Agnew
		Name:	Rachel Agnew
		Title:	Company Secretary